EXHIBIT 99.12

CONSENT OF

John Zbeetnoff, P. Geo.

To the Board of Directors of Miramar Mining Corporation.

I consent to the reference to me in this annual report on Form 40-F of Miramar Mining Corporation for the year ended December 31, 2006 as having prepared resource estimates for the Naartok and Rand portions of the Madrid systems and to the use of my name in this annual report.

Dated as of the 30th day of March 2007

John Zbeetnoff, P. Geo.

/s/ John Zbeetnoff